Triune Solutions LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
40001 · Professional Services	570,529.84
42000 · Grant	12,000.00
Total Income	582,529.84
Expense	
50000 · Direct Charges	
50001 · Salary & Wages	393,656.02
50002 · Subcontractor	107,231.50
50005 · Supplies & Materials	399.00
50014 · Licenses	50.00
50017 · Legal Services	5,038.88
50019 · Software Expense	2,662.39
50022 · Security Service	620.00
Total 50000 · Direct Charges	509,657.79
55000 · Fringe Benefits	
55006 · State Unemployment	2,059.56
55008 · Payroll Taxes	30,213.41
55009 · Health Insurance	9,308.40
55015 · HR Service	1,099.00
66000 · Payroll Expenses	196.28
Total 55000 · Fringe Benefits	42,876.65
60000 · Overhead	
60002 · Materials & Supplies	1,050.79
60003 · Officer's Salary	12,308.95
60007 · Temporary Labor/Consultants	1,740.00
60008 · Repair & Maintenance	109.47
60010 · Vehicle Rental	1,324.20
60012 · Office Supply	635.20
60013 · Telephone	414.18
60014 · Postage/Delivery	77.98
60015 · Legal & Professional Services	4,035.13
60016 · Vehicle Expense	162.26
60017 · Travel	9.95
60019 · Recruiting	35,610.79
60024 · Parking	946.50
60029 · Training Expenses	472.99
60032 · Proposal Writing	41,201.90
Total 60000 · Overhead	100,100.29
70000 · G / A	
70038 Meals	1,083.97
70001 · Rent	
Baltimore Office	13,554.56
Wayne Place	18,000.00
Total 70001 · Rent	31,554.56
70002 · Office Expenses	1,530.00
70003 · Bank Service Charges	6,753.60
70004 · Depreciation Expense	3,350.42
70008 · Taxes - Property	140.00
70011 · Accounting Services	3,447.50
70012 · Business Licenses and Permits	2,620.00
70013 · Computer Expenses	5,661.80
70014 · Telephone & Internet Expense	21,820.79

Triune Solutions LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
70015 · Utilities	744.94
70016 · Postage and Delivery	66.20
70017 · Waste Removal	621.66
70018 · Website Developer	336.48
70020 · General Liability Insurance	4,064.00
70022 · Dues and Subscriptions	838.45
70025 · Advertising and Promotion	1,585.90
70034 · Franchise Tax	250.00
70037 · Marketing	3,726.98
Total 70000 · G / A	90,197.25
Total Expense	742,831.98
Net Ordinary Income	-160,302.14
Other Income/Expense	
Other Income	
95001 · SBA PPP Loan Forgiveness	7,742.00
Total Other Income	7,742.00
Other Expense	
80000 · Unallowable Expenses	
80002 · Interest Expense	21,960.76
80009 · Meals and Entertainment	263.75
Total 80000 · Unallowable Expenses	22,224.51
Total Other Expense	22,224.51
Net Other Income	-14,482.51
Net Income	**-174,784.65**

Triune Solutions LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
10100 · M&T - 1379	283,645.48
10105 · - PNC Bank	10,500.00
Total Checking/Savings	294,145.48
Accounts Receivable	
11000 · Accounts Receivable	22,372.79
Total Accounts Receivable	22,372.79
Other Current Assets	
13000 · Prepaid Expenses	384.50
13100 · Prepaid Maint-Truck Mechanical	3,899.02
13200 · Prepaid Maint-Truck Wheel/Tire	1,432.72
Total Other Current Assets	5,716.24
Total Current Assets	322,234.51
Fixed Assets	
15000 · Furniture and Equipment	12,692.57
15002 · Truck	50,256.35
15100 · Accumulated Depreciation	-16,042.99
Total Fixed Assets	46,905.93
Other Assets	
16000 · Investments	3,000.00
17000 · Shareholder Loan	151,491.05
18000 · Security Deposits	500.00
Total Other Assets	154,991.05
TOTAL ASSETS	**524,131.49**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20500 · AMEX	2,493.68
Total Credit Cards	2,493.68
Other Current Liabilities	
24000 · Payroll Liabilities	
24001 · Federal Withholding	6,769.00
24002 · FICA Withholdong	8,081.44
24004 · FUTA Payable	238.15
24008 · DC Withholding	3,459.64
24010 · Md Withholding	2,399.13
24012 · SUTA Payable	949.44
24015 · Accrued Salaries	46,214.95
24000 · Payroll Liabilities - Other	1,687.98
Total 24000 · Payroll Liabilities	69,799.73
Total Other Current Liabilities	69,799.73
Total Current Liabilities	72,293.41

Triune Solutions LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
Long Term Liabilities	
27004 - SBA EIDL Loan	586,400.00
21002 · Navy Fed Credit Union - Loan	43,442.67
21003 · NCRC	22,186.00
27005 · Toyota Loan 2.64% Int	43,052.41
29000 · S/H LOAN - SoFi Lending	46,275.24
Total Long Term Liabilities	741,356.32
Total Liabilities	813,649.73
Equity	
30000 · Capital Stock	100.00
31000 · Paid In Capital	36,418.47
35000 · Treasury Stock	-23,743.00
37000 · Members Equity	-127,509.06
Net Income	-174,784.65
Total Equity	-289,518.24
TOTAL LIABILITIES & EQUITY	**524,131.49**

9:46 AM

04/07/22

Triune Solutions LLC
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-174,784.65
Adjustments to reconcile Net Income to net cash provided by operations:	
11000 · Accounts Receivable	-11,612.79
13000 · Prepaid Expenses	-384.50
13100 · Prepaid Maint-Truck Mechanical	-3,899.02
13200 · Prepaid Maint-Truck Wheel/Tire	-1,432.72
20500 · AMEX	2,493.68
24000 · Payroll Liabilities	1,572.37
24000 · Payroll Liabilities:24001 · Federal Withholding	6,433.00
24000 · Payroll Liabilities:24002 · FICA Withholding	7,190.98
24000 · Payroll Liabilities:24004 · FUTA Payable	230.59
24000 · Payroll Liabilities:24008 · DC Withholding	3,270.70
24000 · Payroll Liabilities:24010 · MD Withholding	2,399.13
24000 · Payroll Liabilities:24012 · SUTA Payable	926.76
24000 · Payroll Liabilities:24015 · Accrued Salaries	43,844.95
Net cash provided by Operating Activities	-123,751.52
INVESTING ACTIVITIES	
15002 · Truck	-50,256.35
15100 · Accumulated Depreciation	3,350.42
16000 · Investments	-3,000.00
17000 · Shareholder Loan	-850.00
18000 · Security Deposits	3,500.00
Net cash provided by Investing Activities	-47,255.93
FINANCING ACTIVITIES	
27003 - Loan From Mark Newsome	-54,757.00
27004 - SBA EIDL Loan	452,600.00
21002 · Navy Fed Credit Union - Loan	-3,897.77
21003 · NCRC	-10,387.64
21004 · M&T Loan	-19,087.29
27005 · Toyota Loan 2.64% Int	43,052.41
29000 · S/H LOAN - SoFi Lending	-2,675.50
31000 · Paid In Capital	36,418.47
35000 · Treasury Stock	-23,743.00
Net cash provided by Financing Activities	417,522.68
Net cash increase for period	246,515.23
Cash at beginning of period	47,630.25
Cash at end of period	**294,145.48**

DS
TG

4/26/2022